U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549
                                                                 Commission File
                                                                  Number 1-7258
                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[X]Form 10-K and Form 10-KSB [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q and Form 10-QSB [ ] Form N-SAR

            For Period Ended:  June 30, 2000
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          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               -------------------------

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Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

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                         PART I--REGISTRANT INFORMATION

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     Full Name of Registrant:  TANDYCRAFTS, INC.

     Former Name if Applicable: Not Applicable

            1400 Everman Parkway
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     Address of Principal Executive Office (Street and Number)
            Fort Worth, Texas  76140
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     City, State and Zip Code




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                        PART II--RULES 12B-25(B) AND (C)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III--NARRATIVE

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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is in negotiations with its senior lenders concerning an amendment to its revolving credit facility. The amendment would provide, in part, for the modification of certain covenants as of June 30, 2000 and September 30, 2000, the deferral of a $5 million prepayment due on September 30, 2000, the establishment of an overadvance facility and an increase in interest rates. In addition, the Registrant is negotiating a short-term waiver or extension from its senior lenders concerning certain covenants and the $5 million prepayment. The Registrant is also in discussions with other financing sources to refinance its current revolving credit facility and to provide additional capital. The Registrant's management has been devoting, and continues to devote, substantial time and attention to the negotiations with its senior lenders concerning the short-term waiver and the amendment, and with other financing sources concerning the refinancing of its current revolving credit facility. As a result, the Registrant's management has been delayed in completing its Annual Report on Form 10-K for the fiscal year ended June 30, 2000. In particular, and not by way of limitation, this delay has prevented the Registrant's management from completing important financial components to be reported in the Form 10-K, the incomplete reporting of which would materially reduce the benefit which stockholders might derive from the Form 10-K.


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                           PART IV--OTHER INFORMATION

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     (1)  Name and telephone number of person to contact in regard to this notification

            Michael J. Walsh                (817)             551-9600
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           (Name)                        (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes   [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes   [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                TANDYCRAFTS, INC.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     September 29, 2000       By:  /s/ Michael J. Walsh
                                        -----------------------------------
                                        Michael J. Walsh,
                                        Chairman of the Board and Chief
                                        Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTACHMENT
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                              PART IV, QUESTION 3
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     The following is a synopsis of the significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Registrant's Fiscal 2000 Form 10-K.

     In addition to the disclosure related to the amendment or refinance of its current revolving credit facility, the Registrant's fiscal 2000 Form 10-K will include information concerning its fiscal 2000 operating results. On August 31, 2000, the Registrant announced operating results for the fiscal year and the fourth quarter ended June 30, 2000. The Registrant announced a net loss from continuing operations of $12.4 million, or $1.02 per share, on net sales of $110.8 million in fiscal 2000, compared with a net loss from continuing operations of $16.3 million, or $1.34 per share, on net sales of $136.9 million in fiscal 1999. The loss from continuing operations is primarily the result of duplicate costs incurred from the transition of the Registrant's California manufacturing operation to a new facility in Mexico, the closure of a distribution facility and shift to new sourcing partners at the Registrant's Cargo Furniture operation, and other operational investments. The fiscal 1999 results include losses of approximately $12.2 million related primarily to the Registrant's exit from its Tandy Leather retail and manufacturing operations. The Registrant also recorded a loss on discontinued operations of $7.3 million, or $0.61 per share, in fiscal 2000 from the divestitures of its Office Supply and Gifts divisions. As part of its fiscal 2000 strategic plan, the Registrant sold the three companies in its Gifts division and its 41-store Sav-On Office Supplies chain.

     Excluding the divested operations, the Registrant's sales grew nominally in fiscal 2000, primarily due to higher sales at the its Cargo Furniture unit. Pinnacle Art & Frame, the Registrant's frames and wall decor business, recorded a decline in sales in the fourth quarter of fiscal 2000 and for the entire 2000 fiscal year as a result of decreased sales to one of its major customers and lower production levels as it transitioned its manufacturing operations to Mexico.

     Cargo Furniture and Tandy Leather Direct posted higher sales in both the fourth quarter of fiscal 2000 and for the entire 2000 fiscal year. Cargo's ability to substantially complete the conversion of its retail stores to the better performing "Collection" format, coupled with the success in increasing sales into non-retail channels, accounted for the increased sales. Tandy Leather Direct sales grew on the strength of its newly launched e-commerce website.

     For the fourth quarter ended June 30, 2000, the Registrant reported net sales of $21.5 million, versus net sales of $28.1 million in the same period in fiscal 1999. The Registrant posted a net loss from continuing operations of $10.7 million, or $0.88 per share, in the fourth quarter of fiscal 2000, versus a net loss from continuing operations of $2.7 million, or $0.22 per share, in the fourth quarter of fiscal 1999. The current period loss from continuing operations reflects duplicate costs incurred in its frames and wall decor operation from the transition from California to Mexico and the write-down of inventory and equipment following the closure of the Van Nuys, California plant in the fourth quarter.